Exhibit (e)(1)

Excerpts from CIRCOR International, Inc.’s Definitive Proxy Statement on Schedule 14A relating to the 2019 Annual Meeting of Stockholders as filed with the Securities and Exchange Commission on March 29, 2019.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Review and Approval of Related Person Transactions

The Company’s Code of Conduct includes our written policy that any proposed transaction, involving the Company or a subsidiary of the Company, in which a director or executive officer has direct economic or beneficial interest shall be analyzed and reviewed first by the Nominating and Corporate Governance Committee of the Board for potential conflicts, and then by all of the members of the Board.

Related Person Transactions

During Fiscal Year 2018, except as noted below, the Company was not a party to any transaction in which the amount involved exceeded $120,000 and in which an executive officer, director, director nominee or 5% stockholder (or their immediate family members) had a material direct or indirect interest, and no such person was indebted to the Company. During 2018, the Company paid Colfax, who was a greater than 5% stockholder of the Company during the first six months of 2018, approximately $2.6 million pursuant to a transition services agreement which facilitated the orderly separation of the Fluid Handling business from Colfax Corporation (“Colfax”). This arrangement was entered into in connection with the Company’s acquisition in December 2017 of the Fluid Handling business from Colfax.

Compensation Committee Interlocks and Insider Participation

None of the Company’s executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more of its executive officers serving as a member of the Company’s Compensation Committee. In addition, none of the Company’s executive officers serves as a member of the compensation committee of any entity that has one or more of its executive officers serving as a member of the Board.

COMPENSATION DISCUSSION AND ANALYSIS

Overview

In this section, we describe the executive compensation program for our Named Executive Officers (the “NEOs”). Our intent is to help stockholders understand the framework of our overall program, its objectives, and the rationale for the Compensation Committee’s compensation decisions. Our NEOs for Fiscal Year 2018 were as follows:

Named Executive Officer	Title
Scott Buckhout	President and Chief Executive Officer (“CEO”)
Rajeev Bhalla(1)	Executive Vice President, Chief Financial Officer (“CFO”)
Sumit Mehrotra	President, Industrial Group
Lane Walker(2)	President, Energy Group
Arjun Sharma	Senior Vice President, Business Development
Erik Wiik(3)	Former President, Energy Group

(1)         On January 2, 2019, the Board announced the appointment of Chadi Chahine as Senior Vice President and Chief Financial Officer. Mr. Chahine succeeds Mr. Bhalla who remained in the role of Chief Financial Officer until December 31, 2018.

(2)         Mr. Walker joined the Company as President of the Energy Group effective June 4, 2018.

(3)         Mr. Wiik terminated his position as President of the Energy Group effective June 1, 2018.

Executive Summary

Our Business: 2018 Performance Overview

CIRCOR designs, manufactures, and markets differentiated flow control solutions and highly engineered products for the industrial, oil & gas, aerospace & defense, and commercial marine markets. Our diversified product portfolio consisting of recognized, market-leading brands is targeted toward meeting the most critical and demanding application needs of our customers. The Company’s strategy is to grow organically and through complementary acquisitions, achieve world class operational excellence, and attract and retain top industry talent. We are a global company with major manufacturing facilities in North America, Western Europe, Morocco, and India.

In 2018, we reorganized our business to drive top line growth through better alignment with our key end markets. We operate through three industry segment groups - Industrial, Energy, and Aerospace & Defense. The Industrial Group is headquartered in Radolfzell, Germany, and is comprised of most of the businesses added as part of the Fluid Handling acquisition in 2017, along with our legacy Industrial and Power and Process businesses. The Energy Group is headquartered in Houston, TX, and is comprised of our legacy Energy businesses, combined with the Reliability Services business that was acquired with Fluid Handling. The Aerospace & Defense Group is headquartered in Corona, CA, combining the existing CIRCOR Aerospace businesses with the Warren Pump and Portland Valve Defense businesses acquired with Fluid Handling.

2018 was a very strong year for CIRCOR’s end markets. Growth in the Industrial markets we serve expanded throughout the year, with many of our major industrial OEM customers experiencing solid earnings growth and double-digit orders increases over the previous year. The commercial marine markets served by our Industrial business also saw better than forecast performance for the year, as the industry continues to recover from a sharp downturn. The Oil & Gas markets continued to recover, with growth in the downstream and midstream sectors served by our Refinery Valves and Pipeline Engineering businesses, respectively, outpacing growth for our upstream businesses. The Aerospace & Defense markets we serve remained strong, resulting in several large contract wins for both commercial aerospace and naval programs. The industry realignment of our business enabled CIRCOR to take advantage of this market strength through better customer engagement and focus.

We also over delivered on our integration and synergy commitments related to the Fluid Handling acquisition, most notably in Selling, General & Administrative synergy and margin expansion in our European Pumps businesses. We simplified the business by closing loss-making operations in Mexico for our Reliability Services business, and divested a loss-making systems integration business in the Netherlands. The majority of the businesses from the Fluid Handling acquisition also drove strong growth in orders and sales in 2018 as they were integrated into CIRCOR.

In addition, CIRCOR chartered a new initiative around cash flow in the second quarter of 2018, and we made substantial progress towards implementing a corporate cash management function to drive best practices across all of our businesses. The cash management office succeeded in delivering positive cash flow in the second half of 2018, the majority of which was applied to paying down our long-term debt.

Overall, 2018 was a transformational year for the business, during which CIRCOR was able to capitalize on our expanded scope and deliver strong results, while strategically positioning the company for future growth with our key customers.

2018 Financial Achievements (in thousands, except percentages)

Business Segment	Net Sales	Free Cash Flow*	Adjusted Operating Margin**
CIRCOR (Overall Corporate)	$1,175,825	$30,637	8.2%
Energy	$451,232	$56,248	7.4%
Aerospace & Defense	$237,017	$47,346	15.2%
Industrial	$487,576	$46,190	11.8%

* Free Cash Flow is defined as net cash provided by operating activities less cash purchases of property plant and equipment plus proceeds from the sale of property plant and equipment. Segment Free Cash Flow also excludes the impact of cash payments or receipts for interest, income taxes and restructuring and special charges.

**Adjusted Operating Margin (“AOM”) is defined as Adjusted Operating Income divided by Net Sales. Adjusted Operating Income is defined as GAAP operating income excluding intangible amortization and amortization of fair value step-ups of inventory and fixed assets from acquisitions completed after December 31, 2011, the impact of restructuring related inventory write-offs, impairment charges and special charges or gains. A reconciliation of the non-GAAP financial measures to the most directly comparable GAAP measures is set forth on Exhibit A to this Proxy.

The Company’s results and overall business environment were considered when determining compensation paid for 2018, as discussed below. Please see Management’s Discussion and Analysis of Financial Condition and Results of Operations in the Company’s Annual Report on Form 10-K for the Fiscal Year ended December 31, 2018 for a more detailed description of the Company’s financial results.

2018 Stockholder Engagement, Say-on-Pay Results & Program Changes

The Company regularly evaluates its compensation programs and considers the results of its most recent stockholder advisory vote on executive compensation (“say-on-pay”), as well as feedback received directly from stockholders through our ongoing engagement.

At the May 2018 annual meeting of stockholders, we received say-on-pay support of approximately 98%. While this result indicated continued strong support, the Compensation Committee took steps to further strengthen the executive compensation program’s alignment with stockholder interests, especially given the expanded scope of our Company and cyclical nature of our business, by adjusting certain features of our program. Key adjustments to the executive compensation program included:

•                                          “Double-trigger” vesting provisions for equity awards. New Change of Control agreements for our NEOs provide for double trigger vesting for equity awards. We amended existing NEO Change of Control agreements to provide double trigger vesting for new equity awards.

•                                          Simplified approach to Annual Incentive Plan for Business Segments. NEOs in our Energy, Aerospace & Defense and Industrial segments were each measured on segment-specific performance metrics based 33.3% on each of Free Cash Flow, Net Sales and AOM. Corporate NEOs were measured on adjusted EPS (25% of score) and the incentive scores of the Energy, Aerospace and Defense and Industrial Groups each counting for 25% of the total incentive score.

•                                          Shifted equity vehicle mix for NEOs (other than the CEO). Long-term incentives (LTI) were granted during 2018 using 50% performance share units (PSUs), 25% stock options and 25% restricted stock units (RSUs). Mr. Buckhout’s LTI awards continue to be granted as a mix of PSUs (50%) and stock options (50%). Shifting our equity vehicle mix towards RSUs allows us to better manage our overall shareholder dilution levels relating to our equity plans while also supporting our leadership retention strategy.

•                                          Implemented a new PSU award grant design. The Compensation Committee established pre-determined one-, two- and three-year cumulative goals for PSUs Adjusted ROIC (50%) and AOM (50%) over a three-year performance period. Performance is assessed at the end of each year and the NEOs will progressively earn their shares based on results. However, any shares earned based on performance generally will not become vested until after the end of the three-year performance period.

Going forward, we plan to continue to engage with our stockholders and consider their perspectives’ regarding compensation and governance matters. The Compensation Committee’s goal is to continue to win investor support for our compensation practices and policies.

2018 Compensation Highlights

Based on our performance, and consistent with the design of our program, the Compensation Committee made the following executive compensation decisions for fiscal 2018:

•                                          Base Salaries: The NEOs, except for Mr. Mehrotra, received base salary increases ranging between approximately 3% to 6%, to better align their pay with our peer companies. Mr. Mehrotra received an increase of 26% in recognition of his expanded scope of responsibilities as President of the Industrial Group and to bring his base salary to levels more appropriately aligned with the market.

•                                          Annual Incentive Plan: Based on performance results, our NEOs employed during all of 2018 received an average of 101% of their target annual incentive opportunity. Mr. Bhalla (who departed at year end), received 100% of his target annual incentive opportunity, and Mr. Walker (who joined us mid-year) received a pro-rata bonus at target.

•                                          LTI Plan: The Company did not achieve our threshold 2016-2018 performance targets for either three-year average Adjusted ROIC or three-year average AOM, and as a result none of the PSUs granted in 2016 were earned.

Base salaries, target annual incentives and the grant date value of LTI for the NEOs in 2018 in aggregate approximated the market median for our peer group, although there was variation in market position by executive due to factors including tenure, individual performance, and consideration of past awards.

Special equity awards were made to certain of our NEOs in connection with the successful execution of the Fluid Handling acquisition.

Mr. Buckhout. We granted Mr. Buckhout an additional stock option award with a grant date fair market value of $250,000 on March 5, 2018, at the same time as the regular annual LTI award. The award value was determined based on the closing price of our Common Stock on the date of the grant on March 5, 2018. The award will generally vest 1/3 per year on each anniversary of the grant date provided Mr. Buckhout remains employed by CIRCOR.

Messrs. Bhalla and Sharma. We granted each of these NEOs additional time-based RSUs with a grant date fair market value of $100,000 in addition to their regular LTI awards. The value of these RSUs was determined based on the closing price of our Common Stock on the date of the grant on March 5, 2018. These awards will generally vest 1/3 per year on each anniversary of the grant date provided the NEO remains employed by CIRCOR. Mr. Bhalla forfeited his entire RSU award when he left the Company at year end.

Onboarding Mr. Walker

Mr. Walker joined the Company as President of the Energy Group effective as of June 4, 2018. As part of his new-hire agreement, his annual base salary for 2018 was set at $410,000. He received a lump sum sign-on bonus of $170,000, as well as a one-time, new hire grant of RSUs with a grant date fair market value of $450,000. This award amount was determined based on the closing price of our common stock on the date of the grant on June 4, 2018 and will vest 1/3 per year on each anniversary of the grant date. Mr. Walker was guaranteed a minimum payout of his prorated target award covering the period between his date of hire and December 31, 2018. Mr. Walker did not receive a regular, “annual” equity award under the LTI program. In addition, if Mr. Walker voluntarily terminates from the Company prior to completion of two years of employment, he will be responsible for repaying the entire amount of his cash sign-on bonus upon termination.

CEO Pay At-A-Glance (Target v. Realized)

The chart below shows 2016-2018 target and realized compensation for Mr. Buckhout. Target Total Direct Compensation represents base salary, target annual bonus, and grant date fair value of LTI awards or RSUs purchased under our Management Stock Purchase Plan (“MSP”) during each year. Realized Compensation represents base salary, annual bonus actually paid in cash, and the value realized on exercise (in the case of stock options) or vesting (in the case of PSUs or RSUs) of LTI awards or MSP RSUs during each year. Realized Compensation has substantially trailed Target Total Direct Compensation in each year, reflecting the rigor of our goal-setting process for annual bonus and PSU awards and the pay for performance nature of our LTI design.

Good Compensation Governance

The Compensation Committee continually evaluates the Company’s compensation policies and practices to ensure that they are consistent with good governance principles. Below are highlights of what we do and what we do not do:

What We Do		What We Do Not Do
✓	We place the majority of weight on performance-based, at- risk, long-term compensation.	X	We do not provide any compensation-related tax gross-ups (except in connection with relocation expenses).
✓	We deliver rewards that are based on achieving long-term objectives and the creation of stockholder value.	X	We do not provide significant perquisites.
✓	We target total direct compensation at approximately the market median for our peer group, but only if targeted performance levels are achieved.	X	We do not allow officers or directors to hedge Company stock.
✓	We maintain stock ownership guidelines for our directors and our executives, including our CEO and other NEOs.	X	We do not allow officers or directors to pledge Company stock.
✓	We have “double-trigger” change of control vesting of cash severance payments and new equity awards.	X	We do not reprice or replace out-of-the-money stock options.
✓	Our Compensation Committee seeks advice from an independent compensation consultant.	X	We do not have contracts that guarantee employment with any executives (all employment is terminable-at-will).
✓	We maintain a clawback policy with respect to incentive- based cash and equity compensation.	X	We do not pay dividends on unvested PSUs; dividends accrue and are paid only if and when applicable performance criteria are achieved.
✓	We cap annual bonus payouts to eliminate potential windfalls for executives.
✓	We encourage executives to invest their cash incentives in the Company through the Management Stock Purchase Plan (“MSP”).

What Guides Our Program

Our Compensation Guiding Principles

The philosophy underlying our executive compensation program is to attract, retain, and motivate highly qualified and talented executives and reward the achievement of specific annual, long-term and strategic goals that promote the profitable growth of the Company and enhance stockholder value. To this end, the following principles guide the structure of our program:

•                                         Link to business priorities and performance. A significant portion of an executive’s total compensation should be “at risk,” subject to the attainment of certain specific and measurable performance goals and objectives. We select performance metrics that are most directly tied to the creation of enterprise value and that our management team can meaningfully influence. As performance goals are met or exceeded, executives are rewarded commensurately; conversely, if goals are not met, actual earned compensation is lower.

•                                         Alignment of executives with stockholders’ interests. Our compensation program should encourage our executives to hold a meaningful amount of equity. In addition, we believe compensation to our executives should be based on a balance of short and long-term financial performance factors. This approach also supports our retention strategy and promotes our achievement-oriented culture.

•                                         Competitiveness of Pay Position. Total Target Direct Compensation should be competitive with that being offered to individuals holding comparable positions at other public companies with which we compete for executive talent. Still, long-term compensation for our executives other than base salary is “at-risk.” In general, we position Total Target Direct Compensation for our NEOs in the aggregate near the median of our peer group. We place greater emphasis on at-risk, performance-based elements of compensation than is typical among our peers, and consequently tend to be positioned lower relative to market with respect to base salaries and higher relative to market with respect to target bonus and annual equity awards.

•                                         Maintenance of Governance Standards. We believe that maintaining best-practice executive compensation governance standards is in the best interests of our stockholders and executives and critical to the ability to manage risk.

Elements of Compensation

Our compensation philosophy is supported by the following elements of compensation:

Pay Element	How It’s Paid	What It Does		How It Links to Performance
Base Salary	Cash (Fixed)	Provides a competitive fixed rate of pay relative to similar positions in the market, and enables the Company to attract and retain critical executive talent	Ÿ	Based on job scope, level of responsibilities, individual performance, experience, tenure and market levels
Annual Incentive Plan	Cash (At-Risk)	Focuses executives on achieving annual financial and strategic goals that enhance long-term stockholder value	Ÿ Ÿ Ÿ

Tied to achievement of targets relating to AOM, Free Cash Flow, Net Sales and, for our Corporate level NEOs, adjusted EPS
No payouts for performance below threshold
Award capped at 300% of target value, with the exception of Net Sales (capped at 200%)

Long Term Incentive (LTI) Plan	Equity (Variable)	Provides incentives for executives to execute on longer-term goals that promote the efficient use of capital and assets, especially when cyclical demand declines
PSUs		Rewards achievement of pre-determined financial goals measured over a three-year performance period	Ÿ Ÿ Ÿ Ÿ

Tied to achievement of targets relating to Adjusted ROIC and AOM

Earned over a three-year period based on the achievement of annual, cumulative goals

No payouts for performance below threshold

Number of shares is capped at 200% of target

Stock Options		Rewards for stock price appreciation	Ÿ	In absence of positive stockholder returns from date of grant, award provides no value to recipient
RSUs		Supports leadership retention strategy	Ÿ	Paid in CIRCOR shares at vesting

How We Further Foster Stock Ownership and Strengthen Alignment with Stockowners

In order to more closely align the interests of our executives with those of our stockholders, our NEOs are also eligible to participate in the MSP, which is designed to encourage our NEOs to invest up to 100% of their own earned incentive compensation in equity of the Company.

The Compensation Committee approves the participants in the MSP. Participants are entitled to purchase RSUs under the MSP at a discount of 33% to the closing price of the Company’s Common Stock two trading days after the announcement of our annual financial results using all or a portion of their pre-tax annual cash incentive award. RSUs purchased under the MSP vest in whole after a three-year period. Any NEO who departs the Company prior to vesting may lose the benefits associated with the discounted purchase price of RSUs purchased under the MSP, as well as any further appreciation in stock price and accrued dividends associated with such RSUs.

Total Pay Mix at Target

A significant portion of our NEOs’ compensation is designed to be “at risk,” subject to the attainment of specific and measurable performance goals and objectives. For example, as shown in the table below, 82% of the target total direct compensation of our CEO and 60% of the target total direct compensation of our other NEOs (other than Mr. Walker who joined the Company in June 2018) is allocated to a combination of PSUs, stock options and target bonus, and therefore based on achieving financial and operating metrics or increasing the Company’s stock price.

The above chart includes 2018 Target Total Direct Compensation, which we define to include annualized base salaries, 2018 bonus amounts assuming target performance under our annual incentive plan, the grant date fair value of stock options and RSUs, and the grant date fair value of PSUs granted in 2018 under our LTI plan to our NEOs assuming target performance.

The Decision-Making Process

The Role of the Compensation Committee. The Compensation Committee oversees the executive compensation program for our NEOs. The Compensation Committee is comprised of independent, non-employee members of the Board. The Committee works very closely with its independent consultant and management to examine the effectiveness of the Company’s executive compensation program throughout the year. Details of the Compensation Committee’s authority and responsibilities are specified in the Compensation Committee’s charter, which may be accessed at our website, www.CIRCOR.com, by clicking “Investors,” and then “Corporate Governance.”

When making decisions regarding the compensation of the NEOs, the Compensation Committee considers information from a variety of sources. The Compensation Committee also regularly assesses our incentive plan measures in light of current business context, relevance to stockholders, and alignment with peer company practices. The Compensation Committee analyzes both individual elements and total compensation for each of the NEOs. While actual compensation reflects the Company’s performance, the Company’s goal is for total target compensation, as well as each element of total target compensation, to be at or around the median target compensation for executives with similar positions at our peer group companies (described in further detail below). The Compensation Committee also incorporates flexibility into its compensation programs and into the assessment process to respond to changing business needs, and to take into consideration individual performance, including the relative complexity and strategic importance of specific roles.

In setting meaningful performance goals for both our annual incentive plan and PSUs, the Compensation Committee carefully considers a number of factors, including the general economic and industry climate, anticipated customer spending, projected revenue from current contracts and renewals, and deals in the pipeline. Based on these factors, a range of performance scenarios is developed. Goals are then set at the threshold, target, and maximum performance levels with the target goals aligning with the Company’s operating plan. CIRCOR strives for alignment between our PSU performance targets and our operating plan and the financial guidance we provide externally. We believe achievement of the meaningful performance targets that result from this rigorous goal-setting process will drive long-term value creation for our investors.

To promote a collaborative culture, the Compensation Committee also considers internal pay equity in setting compensation levels for the NEOs, and we believe that managing for the achievement of operating goals increases collaboration among our executives. Attracting and retaining a team of outstanding executives with complementary skills is one of the Company’s priorities.

The Compensation Committee makes all final compensation and equity award decisions regarding our NEOs, except for the CEO, whose compensation is determined by the independent members of the full Board, based upon recommendations of the Compensation Committee.

The Role of Management. Members of our management team attend regular meetings where executive compensation, Company and individual performance, and competitive compensation levels and practices are discussed and evaluated. Only the Committee members can vote on decisions regarding NEO compensation.

The CEO reviews his recommendations pertaining to other executives (non-NEO) pay with the Committee providing transparency and oversight. Decisions on non-NEO pay are made by the CEO. The CEO does not participate in the deliberations of the Committee regarding his own compensation.

The Role of the Independent Consultant. The Compensation Committee engages an independent compensation consultant to provide expertise on competitive pay practices, program design, and an objective assessment of any inherent risks of any programs. Pursuant to authority granted to it under its charter, the Committee has engaged Pearl Meyer as its independent consultant. Pearl Meyer reports directly to the Committee and does not provide any additional services to management. The Committee has conducted an independence assessment of Pearl Meyer in accordance with SEC rules.

The Role of Market References - Peer Group Companies. Our executive compensation program considers the compensation practices of companies with which the Company competes or could compete for executive talent. In its review of 2018 executive compensation, the Compensation Committee compared the Company’s overall compensation structure (mix of pay) and levels for the NEOs (total annual compensation, as well as each component of their total compensation) with the peer group companies.

Peer group companies generally have similar business models (e.g., multiple product lines, significant concentration of international sales, exposure to the energy sector, manufacturing operations) and are within comparable size ranges (e.g., market capitalization, revenue). For the purposes of setting 2018 compensation, and with the support of Pearl Meyer, the Compensation Committee updated the peer group (listed below) in recognition of the Company’s increased operating size and complexity following the Fluid Handling acquisition. Specifically, the Committee removed the smallest companies (based on revenue and employee headcount), which included Badger Meter, Inc., Columbus McKinnon Corporation, Kadant Inc., Lindsay Corporation and Lydall, Inc. The Committee added Actuant Corporation, Forum Energy Technologies, Inc., Rexnord Corporation, SPX Corporation, and SPX FLOW, Inc. based on business model comparability, revenue (all except Forum Energy Technologies above $1.0 billion) and market capitalization (below $3.0 billion).

Peer Group for Setting 2018 Compensation

Albany International Corp.	ESCO Technologies, Inc.	SPX FLOW, Inc.
Actuant Corporation	Forum Energy Technologies, Inc.	Standex International Corporation
Altra Industrial Motion Corp.	Mueller Water Products, Inc.	Tennant Company
Barnes Group Inc.	NN, Inc.	TriMas Corporation
Chart Industries, Inc.	Rexnord Corporation	Watts Water Technologies, Inc.
EnPro Industries, Inc.	SPX Corporation

In determining 2018 compensation for its NEOs, the Committee also considered information compiled by Pearl Meyer from the 2018 Willis Towers Watson General Industry Top Management Compensation Survey. This survey aggregated compensation data across a broad spectrum of manufacturing companies and was used to help inform the Compensation Committee regarding market executive compensation levels, particularly for positions other than the CEO, EVP and CFO, and Group Presidents.

2018 Executive Compensation In Detail

As set forth above, the principal elements of the Company’s executive compensation program consist of base salary, annual incentives, MSP, and long-term incentives.

Base Salary

NEOs’ base salaries are determined by evaluating factors such as the responsibilities and complexity of the position, the experience and performance of the individual, market data for similar roles, overall company performance, and internal equity within the Company.

At the beginning of each fiscal year, the Compensation Committee generally reviews and adjusts the base salaries for each of the Company’s executives, with any adjustments to become effective on April 1St of the fiscal year. The NEOs, except for Mr. Mehrotra, received base salary increases ranging between approximately 3% to 6%, to better align their pay with the market. Mr. Mehrotra received an increase of 26% in recognition of his expanded scope of responsibilities as President of the Industrial segment and to bring his base salary to a level more appropriately aligned with the market.

Base salaries for each NEO are shown below:

NEO	2017 Year-End Base Salary	2018 Year-End Base Salary	% Change
Scott Buckhout	$700,000	$745,000	6.4%
Rajeev Bhalla	$510,513	$526,000	3.0%
Lane Walker(1)	N/A	$410,000	N/A
Sumit Mehrotra	$270,000	$340,000	25.9%
Arjun Sharma	$270,000	$278,000	2.96%

Mr. Walker joined the Company as President of the Energy segment effective as of June 4, 2018.

Annual Incentive Plan

Target Award Opportunities. The 2018 annual incentive plan provided our NEOs the opportunity to earn a performance-based annual cash bonus. Actual bonus payouts depend on the achievement of pre-established performance objectives and can range from 0% to 300% of target award amounts (but not more than 200% for Net Sales performance goals), depending on the financial measure. Target annual award opportunities for the NEOs are approved by the Compensation Committee and are intended to be competitive in the market in which the Company competes for talent and reflect the level of responsibility of the role. They are therefore set at or around the median for comparable positions in the market. For 2018, target award amounts, which are stated as a percentage of base salary, were as follows:

NEO	Target Award Opportunity (as % of base salary)
Scott Buckhout(1)	110%
Rajeev Bhalla	70%
Lane Walker	60%
Sumit Mehrotra	55%
Arjun Sharma	50%

(1)         Mr. Buckhout’s target award opportunity increased 10% in 2018 (from 100% of base salary in 2017) to better align target total cash with the market.

Performance Measures. Weightings and Goals. Our incentive plans pay out to participants based on levels of performance against rigorous metrics established by the Board. The performance measures vary depending upon the role and responsibility of the NEO.

For 2018, annual incentive awards for Corporate NEOs (Messrs. Buckhout and Sharma) were based on the achievement of the following performance measures and weightings:

Performance Measures	Weightings
Adjusted EPS(1)	25%
Energy Score	25%
A&D Score	25%
Industrial Score	25%

(1)         Adjusted EPS is defined as GAAP EPS excluding per share amounts related to intangible amortization and amortization of fair value step-ups of inventory and fixed assets from acquisitions completed after December 31, 2011, the impact of restructuring related inventory write-offs, impairment charges and special charges or gains and the associated tax impacts of these items.

For purposes of calculating each Segment Score (for Energy, A&D and Industrial), segment-specific Free Cash Flow, Net Sales and Adjusted Operating Margin (AOM) are considered.

For 2018, the annual incentive award for Mr. Mehrotra was based on the achievement of the following performance measures and weightings:

Performance Measures	Weightings
Free Cash Flow	33.3%
Net Sales	33.3%
AOM	33.3%

The table below summarizes the threshold, target, stretch and above stretch performance levels and the actual results for each performance measure for 2018. For actual performance between Threshold, Target, Stretch, and Above Stretch, bonus pool funding will be determined by linear interpolation.

Measure	Threshold	Target	Stretch	Above Stretch	Achievement
Adjusted EPS	$1.56	$2.23	$2.90	$3.57	$2.17
Energy Segment Net Sales(1)	$410.7M	$456.3M	$502.0M	N/A	$451.2M
Energy Segment Free Cash Flow	$38.1M	$54.4M	$70.7M	$87.0M	$56.2M
Energy Segment AOM	7.7%	11.0%	14.4%	17.7%	7.4%
A&D Segment Net Sales(1)	$196.5M	$218.3M	$240.2M	N/A	$237.0M
A&D Segment Free Cash Flow	$22.5M	$32.2M	$41.9M	$51.5M	$47.3M
A&D Segment AOM	10.6%	15.1%	19.7%	24.2%	15.2%
Industrial Segment Net Sales(1)	$441.2M	$490.3M	$539.3M	N/A	$487.6M
Industrial Segment Free Cash Flow	$33.9M	$48.4M	$62.9M	$77.4M	$46.2M
Industrial AOM	8.5%	12.2%	15.9%	19.5%	11.8%

(1)           Net Sales are capped at 200% of target.

The above performance measures include non-GAAP financial measures and will differ from amounts shown in the Company’s financial statements. For reconciliation to the most comparable GAAP measure see Exhibit A.

Based on the outlook at the time the goals were set and with input from Pearl Meyer, the Compensation Committee concluded that these performance goals struck an appropriate balance in providing both a reasonable probability of attainment and sufficient rigor and motivation of superior performance. The Committee considered probability of achievement of different levels of performance as well as the uncertainty concerning the Company’s performance in 2018. Our track record of past payouts demonstrates that the metrics established for executives are meaningful targets that in many instances have not been met. Over the last five years, total payouts under the annual incentive plan based on corporate performance have averaged 60% of target:

Annual Incentive Plan Results. The following table shows incentives paid to the NEOs under the annual incentive plan. The plan gives the Compensation Committee discretion to consider individual performance and to adjust awards accordingly. Awards to the NEOs for 2018 were determined by formula based on Company performance relative to performance goals.

NEO	Total Target Amount	Actual Award (as a % of Target)	Actual Award (in Dollars)
Scott Buckhout	$819,500	107.16%	$878,152
Rajeev Bhalla(1)	$368,080	100.00%	$368,080
Lane Walker(2)	$142,208	100.00%	$142,206
Sumit Mehrotra	$187,000	89.46%	$167,290
Arjun Sharma	$139,050	107.16%	$149,002
Erik Wiik(3)	$106,758	66.82%	$71,335

(1)         In accordance with his separation agreement, Mr. Bhalla received 100% of his annul incentive target award.

(2)         Mr. Walker’s target amount is prorated to cover the period between his start date, June 4, 2018, and December 31, 2018. In accordance with his new-hire agreement, Mr. Walker was guaranteed a minimum payout of his prorated target award covering the period between his date of hire (June 4, 2018) and December 31, 2018.

(3)         Mr. Wiik’s target amount is prorated to cover the period between January 1, 2018 and his departure date, June 1, 2018. In accordance with his separation agreement, Mr. Wiik received his prorated target award adjusted to performance.

Management Stock Purchase Plan (MSP)

As a group, the NEOs excluding Messrs. Bhalla and Wiik, who were unable to purchase RSUs through the MSP due to the timing of their departure, deferred approximately 59% of their annual incentive awards to acquire RSUs through the MSP. The following table shows elections made by our NEOs for 2018.

NEO	Percentage of Annual Cash Bonus Deferred
Scott Buckhout	50%
Rajeev Bhalla	0%
Lane Walker	25%
Sumit Mehrotra	100%
Arjun Sharma	100%

The Compensation Committee believes that the MSP has been an effective mechanism for fostering stock ownership by our executives, which promotes long-term alignment with stockholder value creation. The Compensation Committee also believes it has proven to be an effective retention vehicle. Departing executives, under certain conditions, will lose the benefits associated with the discounted purchase price of such awards, as well as any further appreciation in stock price and accrued dividends.

Long-Term Incentive Awards

Long-term incentives (LTI) are intended to provide executives with a continuing stake in the long-term success of the Company and to align their interests with those of stockholders. LTI awards are also used to attract, retain and motivate executives responsible for the Company’s long-term success.

The Compensation Committee evaluates the LTI program annually relative to its objectives as well as practices within the Peer Group Companies. The 2018 program included a combination of PSUs, stock options and time-based RSUs. The Committee believes that using different types of awards provides balance to the Company’s LTI program and mitigates risk.

Target LTI awarded to each of our NEOs in 2018 was expressed in dollar amounts based on grant date fair value and vary based on consideration of factors such as role, level of responsibility, performance and past award history:

NEO	PSUs(5)	Stock Options(6)	RSUs(5)	Total Value
Scott Buckhout (1)	$1,200,000	$1,450,000	$0	$2,650,000
Rajeev Bhalla (2)	$322,000	$161,000	$261,000	$744,000
Lane Walker (3)	N/A	N/A	N/A	N/A
Sumit Mehrotra	$100,000	$50,000	$50,000	$200,000
Arjun Sharma (4)	$81,000	$40,500	$140,500	$262,000

(1)         Mr. Buckhout received $1,200,000 PSUs and $1,200,000 stock options as part of his regular LTI plus an additional $250,000 in stock options in recognition of the Fluid Handling acquisition.

(2)         Mr. Bhalla received $322,000 in PSUs, $161,000 in stock options, and $161,000 in RSUs as part of his regular LTI plus an additional $100,000 in RSUs in recognition of the Fluid Handling acquisition. Mr. Bhalla forfeited each of these awards when he left the Company.

(3)         Mr. Walker did not receive a regular, “annual” equity award under the LTI program. Rather, in conjunction with his new hire arrangement, he received a one-time, new-hire grant of RSUs with a grant date fair market value of $450,000. The number of units for this award was determined based on the closing price of our Common Stock on the previous trading day before the grant date of June 4, 2018. This award will vest 1/3 per year on each anniversary of the grant date.

(4)         Mr. Sharma received $81,000 PSUs, $40,500 stock options, and $40,500 RSUs as part of his regular LTI plus an additional $100,000 in RSUs in recognition of the Fluid Handling acquisition.

(5)         Award amounts for PSUs and RSUs were determined based on the closing price of our Common Stock on the previous trading day before the grant date of March 5, 2018 for all the NEOs other than Mr. Walker.

(6)         Individual share award amounts were calculated based on Black-Scholes values.

The 2018 LTI program is outlined in the table below:

Equity Vehicle	Weight	Payout	Metric	Performance Period	Vesting
PSUs	50%	Below Threshold: 0% of Target Threshold: 0.01% of Target Target: 100% of Target Stretch: 200% of Target	Adjusted ROIC: 50% AOM: 50%	2018-2020	Vesting at end of three-year performance period
Stock Options	25%	100%	N/A	N/A	Vests 1/3 Annually; seven-year term
RSUs	25%	100%	N/A	N/A	Vests 1/3 annually

A Closer Look at PSUs. The value of the actual PSUs awards granted in 2018 are based on performance over three years (January 1, 2018 - December 31, 2020). For each performance year in the three-year performance period, cumulative goals are set for each performance metric. Performance is assessed at the end of each year and shares are earned based on performance against the respective cumulative goal. Shares become fully vested after the end of the three-year performance period.

The PSUs will be earned only if pre-established financial goals are met. No PSUs will be earned if performance falls below threshold and maximum units will be capped at 200% of target.

The following table outlines our performance targets and degree of achievement for our PSUs granted in 2016, for which the performance goals consisted of Fiscal Year 2016 - 2018 Average Adjusted ROIC and Fiscal Year 2016 - 2018 Average AOM, each weighted 50%.

	Performance Range			Actual		Shares Earned and Vested
Performance Measures	Threshold	Target	Maximum	Performance	Payout Factor	(as a % of Target)
Fiscal Year 2016 - 2018 Average Adjusted ROIC	8.0%	10.0%	12.0%	5.7%	0%	0%
Fiscal Year 2016 - 2018 Average AOM	8.4%	9.4%	10.4%	7.7%	0%	0%

Long-Term Incentive Granting Practices

Most LTI awards are granted at the time of the annual grant in the first quarter of the year, although awards may be granted as part of the hiring process or in connection with a change in responsibility. Annual LTI grants are approved at a specified, regularly scheduled meeting of the Compensation Committee. The Compensation Committee approves the type and number of awards to be granted and the performance criteria for PSUs.

LTI awards granted during the year have a grant date no earlier than the date of approval. Grants that require the approval of the Compensation Committee are typically reviewed and approved at a regularly scheduled Compensation Committee meeting or by written consent in advance of the individual’s employment commencement or promotion date. For these awards, the grant date is the date of the meeting if the individual receiving the grant has already commenced employment. If the individual has not yet commenced employment, the date of grant is the business day following the individual’s first day of employment.

Other Executive Compensation Practices & Policies

Stock Ownership Guidelines

To further align the interests of the executive officers of the Company with the interests of the stockholders, the Company has adopted Stock Ownership Guidelines for executive officers. These guidelines establish an expectation that, within a five-year period, each NEO shall achieve and maintain an equity interest in the Company at least equal to a specified multiple of such individual’s annual base salary. The applicable multiples are as follows:

Position	Target
Chief Executive Officer	5x annual base salary
Chief Financial Officer	3x annual base salary
Other NEOs	2x annual base salary

In calculating an individual’s equity interest, credit is given for (i) the value of actual shares of Common Stock owned beneficially, (ii) the before-tax value of all vested stock options, and (iii) the before-tax value of all outstanding RSU awards (including those which the individual has received in lieu of bonus compensation). The calculation of an individual’s equity interest, however, does not include the value of any outstanding equity awards subject to risk of forfeiture by virtue of performance.

An annual review is conducted by our Nominating and Corporate Governance Committee to assess compliance with the guidelines. As of February 26, 2019, our NEO’s met their applicable ownership guidelines, or, for NEO’s who have been with the Company for less than five years, were on track to achieve their ownership guidelines by the applicable target compliance date.

Clawback Policy

Under our clawback policy, if our Board of Directors determines that an officer engaged in fraud or willful misconduct that resulted in a restatement of the Company’s financial results, then the Board may review all performance-based compensation awarded to or earned by that officer on the basis of performance during the fiscal periods materially affected by the restatement. If, in the view of our Board of Directors, the performance- based compensation would have been lower if it had been based on the restated financial results, the Board of Directors may, to the extent permitted by applicable law, seek recoupment from that officer of any portion of such performance-based compensation as it deems appropriate after a review of all relevant facts and circumstances. Any recoupment under this policy may be in addition to, and shall not otherwise limit, any other remedies that may be available to the Company under applicable law, including disciplinary actions up to and including termination of employment.

Insider Trading, Anti-Hedging & Anti-Pledging Policies

We maintain an insider trading policy which prohibits hedging the economic risk of ownership of our stock. No person who is considered an “insider” of the Company, which includes each of our NEOs and directors, may directly or indirectly sell any securities of the Company that are not owned by the person at the time of the sale (short sale). Such persons also may not purchase or sell puts, calls, options or other derivative instruments in respect of our securities at any time without the approval of the Company’s Clearance Officer. We also do not allow officers or directors to pledge Company stock.

Risk Assessment and Mitigation of Compensation Policies and Practices

The Compensation Committee has reviewed our incentive compensation programs, discussed the concept of risk as it relates to our compensation program, considered various mitigating factors, and reviewed these items with its independent consultant, Pearl Meyer. In addition, our Compensation Committee asked Pearl Meyer to conduct an independent risk assessment of our executive compensation program. Based on these reviews and discussions, the Compensation Committee does not believe our compensation program creates risks that are reasonably likely to have a material adverse effect on our business.

Other Benefits

The Company maintains a defined contribution 401(k) plan in which substantially all of our U.S. employees, including our NEOs, are eligible to participate. We also maintain a nonqualified deferred compensation plan to provide benefits, at the company’s discretion, that would otherwise be provided under the qualified 401(k) plan to certain participants but for the imposition of certain maximum statutory limits imposed on qualified plan benefits (for example, annual limits on eligible pay and contributions). While historically the Company has made a matching contribution to the excess 401(k) plan, no matching contribution was made in 2018. Additionally, although the Company typically makes a discretionary contribution on behalf of each participant equal to a percentage of the participant’s compensation during the recently concluded fiscal year (regardless of whether the participant contributes to the plan), no discretionary contribution was made in 2018.

We also provide our NEOs with a limited number of perquisites as part of their compensation arrangements, which we consider to be reasonable and consistent with competitive practice. These perquisites include annual car allowances and financial counseling/tax preparation services, which, in total, comprise a de minimis part of the NEO’s target total direct compensation.

In order to attract and retain key executives, the Company has entered into severance and change of control agreements with our executive officers.

The agreements are intended to support management continuity and align with market practice. The change of control agreements are intended to maintain focus on stockholder value creation in the event of an actual or threatened change of control. Pursuant to Company policy, the Company does not provide tax gross-ups in connection with any compensatory arrangements. As a result, we do not have any change of control agreements that provide for tax gross-ups. More detail is provided below in Severance and Other Benefits upon Termination of Employment or Change of Control.

Deductibility of Executive Compensation

Section 162(m) of the Code (Section 162(m)) generally disallows a tax deduction to public companies for compensation paid in excess of $1 million for any fiscal year to a company’s chief executive officer or other named executive officers (excluding the company’s principal financial officer, in the case of tax years commencing before 2018). However, in the case of tax years commencing before 2018, the statute exempted qualifying performance-based compensation from the deduction limit if certain requirements were met. Section 162(m) was amended in December 2017 by the Tax Cuts and Jobs Act to eliminate the exemption for performance-based compensation (other than with respect to payments made pursuant to certain “grandfathered” arrangements entered into prior to November 2, 2017) and to expand the group of current and former executive officers who may be covered by the deduction limit under Section 162(m). While the Company’s stockholder approved incentive plans were previously structured to provide that certain awards could be made in a manner intended to qualify for the performance-based compensation exemption, that exemption will no longer be available for future tax years (other than with respect to certain “grandfathered” arrangements as noted above). In addition, while the Compensation Committee intended that certain incentive awards granted to our NEOs on or prior to November 2, 2017 be deductible as “performance-based compensation” and has assessed the possibility that certain awards will be grandfathered from the changes made by the Tax Cuts and Jobs Act, it cannot guarantee that result. The Committee has taken the potential impact of the Tax Cuts and Jobs Act into consideration when approving payout amounts for performance periods ending on December 31, 2018. The Committee expects in the future to authorize compensation in excess of $1 million to NEO’s that will not be deductible under Section 162(m) when it believes doing so is in the best interests of the Company and its stockholders.

SUMMARY OF CASH AND CERTAIN OTHER COMPENSATION AND
OTHER PAYMENTS TO THE NAMED EXECUTIVE OFFICERS

The following sections provide a summary of cash and certain other amounts earned by the NEOs in Fiscal Year 2018 (and the preceding two fiscal years). Except where noted, the information in the Summary Compensation Table generally pertains to compensation to the NEOs for Fiscal Year 2018. We encourage you to read the following tables closely. The narratives preceding the tables and the footnotes accompanying each table are important parts of each table. Also, we encourage you to read this section in conjunction with the Compensation Discussion and Analysis above.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($) (1)	Stock Awards ($) (2) (3)	Option Awards ($) (4)	Non-Equity Incentive Plan Compensation ($) (5)	All Other Compensation($) (6)	Total ($) (7)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Scott Buckhout	2018	732,885	—	1,416,261	1,450,000	878,152	15,361	4,492,659
President and Chief Executive Officer	2017	676,539	—	1,182,692	1,080,000	297,850	14,267	3,251,348
	2016	664,250	—	1,093,184	952,500	408,045	16,251	3,134,230
Rajeev Bhalla (8)	2018	521,705	—	583,000	161,000	—	918,183	2,183,888
Executive Vice President, Chief Financial	2017	499,075	50,000	341,904	272,000	202,056	22,131	1,387,166
Officer	2016	493,027	—	481,814	375,852	211,459	21,846	1,583,998
Sumit Mehrotra	2018	323,846	—	228,681	50,000	167,290	517,725	1,287,542
President, Industrial Group	2017	270,000	—	115,678	74,500	93,110	136,818	690,106
	2016	233,095	—	110,485	50,000	56,859	77,878	528,317
Lane Walker	2018	220,769	170,000	467,510	0	142,206	60,533	1,061,018
President, Energy Group						—
Arjun Sharma	2018	275,919	—	294,889	40,500	149,002	20,847	781,157
Senior Vice President, Business	2017	270,000	50,000	167,919	65,000	107,443	14,746	675,108
Development	2016	229,922	—	172,431	100,083	65,676	18,782	586,894
Erik Wiik (9)	2018	194,222	—	115,500	38,500		540,029	888,251
Former President, Energy Group	2017	411,892	—	114,278	102,500	47,825	20,512	697,007
	2016	407,308	—	165,779	100,000	145,283	20,160	838,530

(1)             Reflects sign-on bonus payment for Mr. Walker. For each of Mr. Bhalla and Mr. Sharma, in addition to the base bonus payment amount calculated under the bonus plan, also reflects a bonus award of $50,000 under the plan in recognition of extraordinary contributions associated with the Fluid Handling acquisition.

(2)             Reflects the grant date fair value of performance-based restricted stock units (PSUs), the grant date fair value of time-based restricted stock units (Time RSUs), and the grant date fair value of the 33% discount on restricted stock units (MSP RSUs) purchased under our Management Stock Purchase Plan (MSP) determined in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718. For PSUs and Time RSUs, a discussion of the assumptions used in calculating the amounts in this column may be found in Note 11 (“Share-Based Compensation”) to our audited consolidated financial statements for the year ended December 31, 2018 included in our Annual Report on Form 10-K filed with the SEC on March 1, 2019. For MSP RSUs, the grant date fair value of the discount purchased by each of our NEOs on March 4, 2019 was based on a 33% discount from the closing price of our Common Stock on March 1, 2019 (the date preceding our annual grant). The 2018 grant date fair values of PSUs and MSP RSUs granted to each of our NEOs are shown in the table below:

NEO	Grant Date Fair Value of PSUs	Grant Date Fair Value of MSP RSUs	Grant Date Fair Value of Time RSUs	Total
Scott Buckhout	$1,200,000	$216,261	$—	$1,416,261
Rajeev Bhalla	$322,000	$—	$261,000	$583,000
Sumit Mehrotra	$100,000	$78,681	$50,000	$228,681
Lane Walker	$—	$17,510	$450,000	$467,510
Arjun Sharma	$81,000	$73,389	$140,500	$294,889
Erik Wiik	$77,000	$—	$38,500	$115,500

(3)             Included in this column is the fair value of the target number of PSUs granted to each NEO, which we consider to be the probable outcome of the performance conditions as of the grant date. The following table shows for each NEO the grant date fair value of the target number of PSUs granted to each such officer that is included in the Summary Compensation Table and the grant date fair value of the maximum number of PSUs. Since Mr. Walker did not join the Company until June 2018, he was not granted any PSUs in 2018. Since Messrs Bhalla and Wiik departed the Company during 2018, their PSUs were forfeited.

NEO	Target Number of PSUs	Grant Date Fair Value of Target Number of Performance RSUs	Maximum Number of PSUs	Grant Date Fair Value of Maximum Number of Performance RSUs
Scott Buckhout	28,156	$1,200,000	56,312	$2,400,000
Rajeev Bhalla.	7,556	$322,000	15,112	$644,000
Sumit Mehrotra.	2,347	$100,000	4,694	$200,000
Lane Walker	—	$—	—	$—
Arjun Sharma.	1,901	$81,000	3,802	$162,000
Erik Wiik.	1,807	$77,000	3,614	$154,000

The target value of PSUs awarded in 2018 is earned if our Average ROIC and AOM goals are achieved for the three-year average of fiscal years 2018-2020, as described in “Long Term Equity Incentives” in “Compensation Discussion and Analysis”. The maximum value of PSUs is two times the Target value, as described above in “Long Term Equity Incentives” in “Compensation Discussion and Analysis”. Maximum value of Performance RSUs is earned if our actual average adjusted ROIC and average AOM achievement exceeds the maximum percentages set by the Compensation Committee for the three-year average of fiscal years 2018-2020.

(4)             Reflects the aggregate grant date fair value of stock options granted under the Equity Incentive Plan. For a discussion of the assumptions related to the calculation of the amounts in this column, please refer to Note 11 (“Share-Based Compensation”) to the Company’s audited consolidated financial statements for the year ended December 31, 2018 included in our Annual Report on Form 10-K filed with the SEC on March 1, 2019. The stock options granted in Fiscal Year 2018 were granted on March 5, 2018 whereas the 2017 and 2016 stock option awards were granted on February 27, 2017 and February 23, 2016, respectively.

(5)             Reflects the amounts earned under our annual cash bonus plan by each NEO, whether received in cash or restricted stock units (RSUs). Our NEOs elected to use all or a portion of their annual cash incentive to purchase RSUs under our MSP. The number of MSP RSUs purchased by each NEO is as follows:

		Percentage of Annual
		Incentive Used to	Amount of Bonus for	Amount of Bonus Used to
NEO	Year	Purchase RSUs	Year	Purchase RSUs	Number of Purchased RSUs
Scott Buckhout	2018	50%	$878,152	$439,076	19,486
	2017	70%	$297,850	$208,495	7,301
	2016	70%	$408,045	$285,632	6,989
Rajeev Bhalla	2018	—%	$368,080	$0	—
	2017	20%	$202,056	$40,411	1,415
	2016	20%	$211,459	$42,292	1,034
Sumit Mehrotra	2018	100%	$167,290	$167,290	7,089
	2017	100%	$93,110	$93,110	3,209
	2016	100%	$56,859	$51,742	1,266
Lane Walker	2018	25%	$142,206	$35,552	1,577
Arjun Sharma	2018	100%	$149,002	$149,002	6,612
	2017	100%	$107,443	$107,443	3,762
	2016	100%	$65,676	$65,676	1,607
Erik Wiik	2018	—%	$71,335	$0	—
	2017	50%	$47,825	$23,913	837
	2016	50%	$145,283	$72,642	1,777

Under our MSP, the purchase price for RSUs is 67% of the closing price of our Common Stock on the business day prior to the date of grant. The grant date fair value of the 33% discount is referred to as MSP RSUs, and the MSP RSUs have been included under the Stock Awards column as additional compensation to the NEOs. The total number of RSUs purchased was determined by dividing the dollar amount of bonus used in the above table by $22.53 for 2018, $42.62 for 2017, and $40.86 for 2016, which is 67% of the closing price of our Common Stock on March 1, 2019, March 2, 2018, and February 24, 2017, respectively. The actual number of RSUs purchased under the MSP may be reduced to pay for tax withholding.

(6)             See “2018 All Other Compensation Table” for specific items in this category.

(7)             The amounts in this column reflect the total of the following columns: Salary, Bonus Stock Awards, Option Awards, Non-Equity Incentive Plan Compensation, and All Other Compensation.

(8)             Mr. Bhalla served as Executive Vice President, Chief Financial Officer from December 2, 2013 to December 31, 2018. The equity awards granted to Mr Bhalla and disclosed in the Summary Compensation Table have been forfeited.

(9)             Mr. Wiik served as President, Energy Group from March 5, 2015 to June 1, 2018. The equity awards granted to Mr. Wiik and disclosed in the Summary Compensation Table have been forfeited.

2018 All Other Compensation Table

Name	Perquisites and Other Personal Benefits ($) (1)	Tax Preparation and Financial Planning ($)	Insurance Premiums ($) (2)	Severance Payment ($) (3)	Relocation Payments ($) (4)	Payments Relating to Employee Savings Plan ($) (5)	Other ($) (6)	Total ($)
Scott Buckhout	—	1,275	1,346	—	—	6,875	5,865	15,361
Rajeev Bhalla	12,000	1,950	2,426	893,908	—	6,875	1,024	918,183
Lane Walker	6,462	—	897	—	48,680	4,494	0	60,533
Sumit Mehrotra	8,400	3,312	644	—	498,894	5,322	1,153	517,725
Arjun Sharma	8,400	5,392	644	—	—	5,347	1,064	20,847
Erik Wiik	5,538	0	1,120	495,808	—	4,608	32,955	540,029

(1)         The amounts shown in this column reflect each NEO’s annual car allowance.

(2)         The amounts shown in this column reflect group term life insurance premiums paid on behalf of each NEO.

(3)         The amounts shown in this column reflect lump sum payments to Messrs. Bhalla and Wiik totaling $893,908 and $495,808, respectively. Mr. Bhalla’s lump sum payment was equal to his base salary of $525,828 plus his target bonus of $368,080 whereas Mr. Wiik’s lump sum payment was equal to his base salary of $424,473 plus a pro-rated bonus of $71,335.

(4)         The amounts shown in this column reflect taxable relocation payments paid on behalf of Messrs. Walker and Mehrotra in the amounts of $48,680 and $498,894, respectively.

(5)         The amounts shown in this column reflect Company matching contributions to each NEO’s 401(k) savings account of up to 4.0% of base pay subject to the limits imposed by IRS regulations.

(6)         The amounts shown in this column with respect to Messrs. Buckhout, Bhalla, Mehrotra and Sharma reflect dividend equivalents paid on vested RSUs. The amount shown in this column with respect to Mr. Wiik reflects dividend equivalents paid on vested RSUs of $596, a lump sum payment of $31,411 for the vacation balance due upon termination and a non-qualified compensation contribution of $948.

2018 Grants of Plan-Based Awards

The following table summarizes the grant of plan-based awards made to our NEOs in 2018.

				Estimated Future Payouts Under Non-Equity Incentive Plan Awards (2)			Estimated Future Payouts Under Equity Incentive Plan Awards (3)			All Other Stock Awards: Number of Shares of Stock or	All Other Option Awards: Number of Securities Underlying	Exercise or Base Prices of Option	Grant Date Fair Value of Stock and Option
Name	Type of Award (1)	Grant Date	Approval Date	Thresh-hold ($)	Target ($)	Maximum ($)	Thresh-hold (#)	Target (#)	Maximum (#)	Units (#)	Options (#)	Awards ($ / Sh) (4)	Awards ($) (5)
(a)		(b)		(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)	(l)
Scott Buckhout	Option	03/05/18	02/07/18	—	—	—	—	—	—	—	98,775	42.62	1,450,000
	PSU	03/05/18	02/07/18	—	—	—	12,000	28,156	56,312	—	—	—	1,200,000
	AIP			4,900	490,000	1,470,000	—	—	—	—	—	—	—
Rajeev Bhalla	Option	03/05/18	02/07/18	—	—	—	—	—	—	—	10,968	42.62	161,000
	PSU	03/05/18	02/07/18	—	—	—	3,220	7,556	15,112	—	—	—	322,000
	AIP			715	71,472	214,416	—	—	—	—	—	—	—
	Time RSU	03/05/18	02/07/18	—	—	—	—	—	—	7,556	—	—	261,000
Sumit Mehrotra	Option	03/05/18	02/07/18	—	—	—	—	—	—	—	3,408	42.62	50,000
	PSU	03/05/18	02/07/18	—	—	—	1,000	2,347	4,694	—	—	—	100,000
	AIP			1,215	121,500	321,975	—	—	—	—	—	—	—
	Time RSU	03/05/18	02/07/18	—	—	—	—	—	—	1,176	—	—	50,000
Lane Walker	Time RSU	06/04/18	05/15/18	—	—	—	—	—	—	9,222	—	—	450,000
Arjun Sharma	Option	03/05/18	02/07/18	—	—	—	—	—	—	—	2,760	42.62	40,500
	PSU	03/05/18	02/07/18	—	—	—	810	1,901	3,802	—	—	—	81,000
	AIP			1,350	135,000	405,000	—	—	—	—	—	—	—
	Time RSU	03/05/18	02/07/18	—	—	—	—	—	—	3,300	—	—	140,500
Erik Wiik	Option	03/05/18	02/07/18	—	—	—	—	—	—	—	2,625	42.62	38,500
	PSU	03/05/18	02/07/18	—	—	—	770	1,807	3,614	—	—	—	77,000
	AIP			1,255	125,460	376,380	—	—	—	—	—	—	—
	Time RSU	03/05/18	02/07/18	—	—	—	—	—	—	906	—	—	38,500

(1)       Type of Award:

Option = Stock option subject to time-based vesting

PSU = RSU award subject to performance conditions

AIP = Cash award subject to performance conditions under the annual incentive plan

Time RSU = RSU award subject to time-based vesting only

Each of these Option and PSU awards was granted under our LTI plan. See Summary Compensation Table and the footnotes thereto for additional information on these types of awards.

(2)       The amounts in these columns indicate the threshold, target and maximum performance bonus amounts payable under our annual incentive plan prior to deducting any amounts the NEO elected to use to purchase RSUs under the MSP. Each of our NEOs, other than Mr. Bhalla, elected to use a portion of his annual incentive bonus to purchase RSUs under our MSP in Fiscal Year 2018. See footnote (5) to the “Summary Compensation Table” for a description of the actual amount of annual bonus earned by each of the NEOs for Fiscal Year 2018, the amount of each NEO’s bonus that was used to purchase MSP RSUs, and the number of purchased MSP RSUs. The potential bonus amounts payable under the annual incentive plan are based on the achievement of specific financial performance metrics. The NEOs would receive a bonus payout equal to 0.1% of their target bonus at the threshold level of performance and 200% or 300% (depending on the performance metric) of their target bonus at the maximum level of performance. If none of the threshold performance metrics are met, no bonus would be payable to the NEOs under the annual incentive plan.

(3)       The amounts in these columns indicate the threshold, target and maximum number of shares that the NEO could receive if an award payout is achieved under the PSUs. These potential share amounts are based on achievement of specific performance goals. The NEO would receive 0.1% of the target number of shares at the threshold level of performance and 200% of the target number of shares at the maximum level of performance. If none of the threshold performance targets are met, then our NEOs will not receive any shares.

(4)       The exercise price of Options is equal to the closing price of our Common Stock on the business day before the grant date. For more details, see footnote (3) under Outstanding Equity Awards at 2018 Fiscal Year-End.

(5)       The amounts in this column reflect the aggregate grant date fair values of the PSUs reflected in column (g) calculated in accordance with accounting guidance, as well as the aggregate fair value of the Option awards reflected in column (j) as determined using the Black Scholes option pricing model.

Outstanding Equity Awards at 2018
Fiscal Year-End

		Option Awards							Stock Awards
													Equity
													Incentive
					Equity Incentive								Awards:	Equity Incentive
				Number of	Plan Awards:								Number of	Plan Awards:
		Number of		Securities	Number of						Market Value		Unearned	Market or Payout
		Securities		Underlying	Securities					Number of	of Shares or Units		Shares, Units or	Value of
	Type	Underlying		Unexercised	Underlying					Shares or Units	of Stock That		Other	Unearned Shares,
	of	Unexercised		Options	unexercised		Option Exercise		Award	of Stock That	Have Not		Rights That	Units or Other
	Award	Options		Unexercisable (#)	unearned options		Price	Option Expiration	Grant	Have Not	Vested		Have Not	Rights That Have
Name	(1)	Exercisable (#)		(2)	(#)		($)	Date	Date	Vested (#)	($) (3)		Vested (#)	Not Vested ($) (3)
(a)		(b)		(c)	(d)		(e)	(f)	(g)	(h)	(i)		(j)	(k)
Scott Buckhout	Perf Option	150,000	(4)	—	—		41.17	4/09/2023	4/09/2013	—	—		—	—
	Perf Option	—		—	100,000	(5)	70.42	3/05/2024	3/05/2014	—	—		—	—
	Option	39,141		—	—		51.84	2/23/2022	2/23/2015	—	—		—	—
	Option	53,318		26,659	—		38.89	2/23/2023	2/23/2016	—	—		—	—
	Option	18,596		37,192	—		60.99	2/27/2024	2/27/2017	—	—		—	—
	Option	—		98,775	—		42.62	3/05/2025	3/05/2018	—	—		—	—
	PSU	—		—	—		—	—	2/23/2016	—	—		24,493	521,701	(7)
	MSP RSU	—		—	—		—	—	2/23/2016	249	5,304	(6)	—	—
	PSU	—		—	—		—	—	2/27/2017	—	—		17,708	377,180	(8)
	MSP RSU	—		—	—		—	—	2/27/2017	6,989	148,866	(6)	—	—
	PSU	—		—	—		—	—	3/05/2018	—	—		28,156	599,723	(9)
	MSP RSU	—		—	—		—	—	3/05/2018	7,301	155,511	(6)	—	—
Rajeev Bhalla	Option	11,901		—	—		71.56	3/31/2019	3/03/2014	—	—		—	—
	Option	22,368		—	—		51.84	3/31/2019	2/23/2015	—	—		—	—
	Option	21,040		—	—		38.89	3/31/2019	2/23/2016	—	—		—	—
	Option	5,545		—	—		60.99	3/31/2019	2/27/2017	—	—		—	—
Sumit Mehrotra	Option	984		—	—		71.56	3/03/2021	3/03/2014	—	—		—	—
	Option	1,959		—	—		51.84	2/23/2022	2/23/2015	—	—		—	—
	Option	2,800		1,400	—		38.89	2/23/2023	2/23/2016	—	—		—	—
	Option	1,283		2,566	—		60.99	2/27/2024	2/27/2017	—	—		—	—
	Option	—		3,408	—		42.62	3/05/2025	3/05/2018	—	—		—	—
	Time RSU	—		—	—		—	—	2/23/2016	729	15,528	(10)	—	—
	MSP RSU	—		—	—		—	—	2/23/2016	42	895	(6)	—	—
	PSU	—		—	—		—	—	2/27/2017	—	—		1,222	26,029	(8)
	MSP RSU	—		—	—		—	—	2/27/2017	1,266	26,966	(6)	—	—
	PSU	—		—	—		—	—	3/05/2018	—	—		2,347	49,991	(9)
	MSP RSU	—		—	—		—	—	3/05/2018	3,209	68,352	(6)	—	—
	Time RSU	—		—	—		—	—	3/05/2018	1,176	25,049	(10)	—	—
Lane Walker	Time RSU	—		—	—		—	—	6/04/2018	9,222	196,429	(10)	—	—
Arjun Sharma	Option	3,212		—	—		39.00	2/28/2021	2/28/2011	—	—		—	—
	Option	2,799		—	—		32.76	3/05/2022	3/05/2012	—	—		—	—
	Option	3,168		—	—		71.56	3/03/2021	3/03/2014	—	—		—	—
	Option	3,663		0	—		51.84	2/23/2022	2/23/2015	—	—		—	—
	Option	5,604		2,802	—		38.89	2/23/2023	2/23/2016	—	—		—	—
	Option	1,981		3,962	—		60.99	2/27/2024	2/27/2017	—	—		—	—
	Option	—		2,760	—		42.62	3/05/2025	3/05/2018	—	—		—	—
	PSU	—		—			—	—	2/23/2016	—	—		2,574	54,826	(7)
	MSP RSU	—		—			—	—	2/23/2016	54	1,150	(6)	—	—
	Time RSU	—		—			—	—	2/23/2016	343	7,306	(10)	—	—
	PSU	—		—			—	—	2/27/2017	—	—		1,886	40,172	(8)
	MSP RSU	—		—			—	—	2/27/2017	1,607	34,229	(6)	—	—
	PSU	—		—			—	—	3/05/2018	—	—		1,901	40,491	(9)
	MSP RSU	—		—			—	—	3/05/2018	3,762	80,131	(6)	—	—
	Time RSU	—		—			—	—	3/05/2018	3,300	70,290	(10)	—	—

(1)   Type of Award:

Time RSU = RSU award subject to time-based vesting only

PSU = RSU award subject to performance conditions

Perf Option = Inducement stock option subject to a service period and a market vesting condition

Option = Stock option subject to time-based vesting

MSP RSU = MSP RSU awards subject to performance conditions under Management Stock Purchase Plan

With the exception of the Perf Option awards to Mr. Buckhout on April 9, 2013 (which were granted as special inducement awards under the NYSE regulations), each of these RSU and option awards was granted under our Equity Incentive Plan.

(2)   The stock options listed in this column were granted pursuant to our Equity Incentive Plan. The stock option grant on February 28, 2011 vested three years from such date and has a ten-year term. The stock option grants on March 5, 2012 vested ratably 33% per year generally beginning on the first anniversary from such date and have a ten-year term. The stock option grants on March 3, 2014, February 23, 2015, February 23, 2016, February 27, 2017, and March 5, 2018 vest ratably 33% per year generally beginning on the first anniversary from such date and have a seven-year term.

(3)   The amounts shown in these columns reflect the market value of unvested RSUs calculated by multiplying the number of such unvested RSUs by $21.30, the closing price of our Common Stock on December 31, 2018.

(4)   On April 9, 2013, an inducement stock option award of 200,000 shares was granted to Mr. Buckhout with an exercise price of $41.17 per share. This inducement stock option award was granted pursuant to the inducement award exemption under Section 303A.08 of the NYSE Listed Company Manual. This stock option award includes both a service period and a market vesting condition. In 2014, certain of these targets were achieved and 150,000 shares vested and remain exercisable. The remaining 50,000 shares were canceled during 2018 due to lack of performance achievement.

(5)   On March 5, 2014, Mr. Buckhout received a stock option award that includes both a service period and a market vesting condition. The stock options will vest if the following stock price targets are met based on the stock closing at or above these targets for 60 consecutive trading days: $87.50 (25,000 cumulative vested shares); $100.00 (50,000 cumulative vested shares); $112.50 (75,000 cumulative vested shares); $125.00 (100,000 cumulative vested shares). Vested options may be exercised 25% at the time of vesting, 50% one year from the date of vesting and 100% two years from the date of vesting and have a ten-year term but to the extent that the market conditions (stock price targets shown above) are not met within five years from the grant date, these options will not vest and will forfeit.

(6)   The amounts reflect the unvested portion of MSP RSUs pursuant to the MSP provisions allowing executives to receive MSP RSUs in lieu of a specified percentage or dollar amount of their annual incentive cash bonus. Such MSP RSUs vest in whole on the date that is three years from the date of the grant, provided that the NEO is then employed with the Company, at which time they convert into shares of Common Stock and are issued to the executive unless the executive has selected a longer deferral period. For example, awards with a grant date of March 5, 2018 vest on March 5, 2021.

(7)   The amounts reflect the unvested portion of long-term grants in the form of PSUs pursuant to our Equity Incentive Plan. Such grants are subject to financial performance conditions for the three years ended December 31, 2016 through December 31, 2018 and reflect the target amount of the award.

(8)   The amounts reflect the unvested portion of long-term grants in the form of PSUs pursuant to our Equity Incentive Plan. Such grants are subject to financial performance conditions for the three years ended December 31, 2017 through December 31, 2019 and reflect the target amount of the award.

(9)   The amounts reflect the unvested portion of long-term grants in the form of PSUs pursuant to our Equity Incentive Plan. Such grants are subject to financial performance conditions for the three years ended December 31, 2018 through December 31, 2020 and reflect the target amount of the award.

(10) The amounts reflect the unvested portion of long-term incentive grants in the form of Time RSUs pursuant to our Equity Incentive Plan. Such grants generally vest ratably over a three-year period, beginning on the first anniversary of the date of grant, subject to any longer deferral period selected by the executive.

2018 Option Exercises and Stock Vested

	Option Awards		Stock Awards
	Number of Shares	Value Realized	Number of Shares	Value Realized
	Acquired on	on	Acquired on	on
Name	Exercise (#)	Exercise ($)	Vesting (#) (1)	Vesting ($) (2)
(a)	(b)	(c)	(d)	(e)
Scott Buckhout (3)	—	—	13,033	645,915
Rajeev Bhalla (4)	—	—	2,518	124,792
Sumit Mehrotra (5)	—	—	2,806	139,065
Lane Walker (6)	—	—	0	0
Arjun Sharma (7)	—	—	2,513	123,220
Erik Wiik (8)	5,598	32,813	2,747	107,149

(1)              With respect to shares acquired upon vesting of RSUs, NEOs have shares withheld to pay associated income taxes. The number of shares reported represents the gross number prior to withholding of such shares. In certain cases, the actual receipt of shares underlying vested RSUs may have been deferred pursuant to a previous election made by the NEO. This table reports the number of shares vested regardless of whether distribution actually was made.

(2)              The amounts shown in this column reflect the value realized upon vesting of Time RSUs, PSUs, and MSP RSUs as follows: (i) for Time RSUs and PSUs, the value realized upon vesting is determined by multiplying the number of RSUs vested (prior to withholding of any shares to pay associated income taxes) and the closing price of our Common Stock on the day prior to vesting and (ii) for MSP RSUs, the value realized upon vesting is determined by multiplying (a) the number of MSP RSUs vested (prior to withholding of any shares to pay associated income taxes) and (b) the difference between the closing price of our Common Stock on the day prior to vesting and the purchase price of the MSP RSUs.

(3)              Mr. Buckhout had 13,033 MSP RSUs vest on February 23, 2018 with a price of $49.56.

(4)              Mr. Bhalla had 1,788 MSP RSUs and 730 Time RSUs vest on February 23, 2018 with a price of $49.56.

(5)              Mr. Mehrotra had 1,851 MSP RSUs and 955 Time RSUs vest on February 23, 2018 with a price of $49.56.

(6)              Mr. Walker joined CIRCOR on June 4, 2018 and had no options or stock awards vest during 2018.

(7)              Mr. Sharma had Time RSUs and MSP RSUs vest during 2018 as follows: 1,964 MSP RSUs and 343 Time RSUs with a price of $49.56 on February 23, 2018, and 206 Time RSUs with a price of $43.13 on July 30, 2018.

(8)              Mr. Wiik had Time RSUs and MSP RSUs vest during 2018 as follows: 258 Time RSUs with a price of $49.56 on February 23, 2018, 1,258 RSUs with a price of $42.62 on March 5, 2018, and 1,231 MSP RSUs with a price of $33.10 on December 3, 2018.

2018 Nonqualified Deferred Compensation

In 2007, we implemented a nonqualified 401(k) excess plan to provide benefits that would have otherwise been provided to participants in our 401(k) plan but for the imposition of certain maximum statutory limits imposed on qualified plans, such as annual limits on eligible pay and contributions. Effective August 27, 2018, the Company changed its 401(k) matching contribution on behalf of each participant from 50% of the first 5% of compensation contributed to the plan by the participant to 100% of the first 4% of compensation contributed to the plan by the participant. In addition, under the 401(k) plan, the Company has the option to make core contributions on behalf of each participant (regardless of whether the participant contributes to the plan). The Company also may, in its discretion, make the same contributions to the nonqualified 401(k) excess plan but only with respect to compensation in excess of the annual limit on eligible pay. In 2018, the Company elected not to make core contributions to the 401(k) plan or the nonqualified 401(k) excess plan. Any contribution credits that we provide to participants under the nonqualified 401(k) plan are invested, at the discretion of plan participants, in one or more mutual funds selected by the plan participants. The same mutual funds that we make available under our 401(k) plan are also available under the nonqualified 401(k) excess plan and there are no minimum or guaranteed rates of return to the participants on such investments. Distributions from the nonqualified 401(k) excess plan are made in a lump sum in connection with a participant’s separation from service.

As discussed above, our MSP allows our NEOs to defer the payment of their annual incentive compensation in the form of RSUs. We also permit the grantees of our RSUs to defer the settlement of RSUs beyond the vesting date. The deferral period is a stated period of years selected in advance by the grantee. In general, if the grantee’s employment terminates before the end of the deferral period for reasons other than retirement, the RSUs will be settled in shares of our Common Stock upon termination of employment. If the grantee retires before the end of the deferral period, the RSUs will be settled in shares of our Common Stock at the end of the deferral period. During the deferral period, any dividends that would otherwise be paid on the deferred RSUs accumulate in cash and will be paid out at the same time that the deferred RSUs are settled.

Under either deferred compensation arrangement, if distribution is made on account of separation from service, the distribution will be delayed by six months if the participant is considered a specified employee within the meaning of Section 409A of the Internal Revenue Code.

The following table outlines employee and employer contributions to each deferred compensation arrangement for Fiscal Year 2018. The table also includes earnings or losses during Fiscal Year 2018, and the aggregate balances as of December 31, 2018.

2018 Nonqualified Deferred Compensation

		Executive	Registrant		Aggregate	Aggregate
		Contributions	Contributions	Aggregate	Withdrawals/	Balance at
		in Last FY ($)	in Last FY ($)	Earnings/(Loss) in	Distributions	Last FYE ($)
Name (a)	Item	(b)	(c)	Last FY ($) (d)	(e)	(f) (1)
Scott Buckhout	Excess 401K	—	—	(1,037)	—	35,267
Rajeev Bhalla	Excess 401K	—	—	(499)	—	16,974
Sumit Mehrotra	Excess 401K	—	—	(106)	—	1,141
Lane Walker	Excess 401K	—	—	—	—	—
Arjun Sharma	Excess 401K	—	—	(312)	—	10,600
Erik Wiik	Excess 401K	—	—	(12)	—	—

(1)                                 These amounts include employer contributions that have been reflected in the Summary Compensation Table in prior years’ proxy statements and all earnings on such contributions.

SEVERANCE AND OTHER BENEFITS UPON

TERMINATION OF EMPLOYMENT OR CHANGE OF CONTROL

To achieve our compensation objective of attracting, retaining and motivating qualified executives, we believe that we need to provide our executive officers with severance and change of control protections that are competitive with the protections offered by our Peer Group Companies. Offering our executive officers these payments and benefits facilitates the operation of our business, allows them to better focus their time, attention and capabilities on our business, assists us in recruiting and motivating executive officers, provides for a clear and consistent approach to managing involuntary departures with mutually understood separation benefits, and aligns with market practice. The following section describes our severance and change of control agreements for our NEOs employed with us at year end along with estimated payments if their employment had terminated with us as of December 31, 2018. Actual severance benefits provided to Mr. Bhalla and Mr. Wiik are set forth in the Summary Compensation Table.

Severance Agreements

Each of Messrs. Buckhout, Mehrotra, Walker, and Sharma have entered into an agreement providing severance benefits if he resigns from the Company for good reason or the Company terminates him other than for cause (the “Severance Agreements”). In such circumstances, Mr. Buckhout’s Severance Agreement entitles him to a lump sum payment equal to (i) his then-current base salary and (ii) his target annual incentive compensation in effect during the fiscal year in which the termination occurs. In the same circumstances, each of Messrs. Mehrotra’s, Walker’s, and Sharma’s Severance Agreement entitles him to a lump sum payment equal to his then-current base salary and annual incentive compensation for the fiscal year in which the termination occurs, to the extent that performance goals are met for that year, prorated based on the date of resignation or termination.

In addition, the severance benefit for Mr. Buckhout includes the Company continuing to pay for medical coverage (if COBRA coverage is elected) in the same proportion it did on the date of termination for up to 18 months following termination. The severance benefit for Messrs. Mehrotra, Walker, and Sharma includes the Company continuing to pay for medical coverage (if COBRA coverage is elected) in the same proportion it did on the date of termination for up to one year following termination.

To receive the benefits described above, each such NEO must execute a general release of claims in a manner satisfactory to the Company within 21 days of the termination of employment. Each of the NEOs listed above also has agreed to comply with non-competition and non-solicitation obligations lasting for the term of employment and one year following termination as consideration for the severance benefits.

The Severance Agreements continue to apply after a change in control. No benefits, however, are payable under the Severance Agreements if severance benefits become payable under the Change in Control Agreements as described below.

Change of Control Agreements

Each of Messrs. Buckhout, Mehrotra, Walker, and Sharma have entered into an agreement providing benefits in the event of a change of control of the Company (the “Change of Control Agreements”). The term of each Change of Control Agreement is one-year subject to annual one-year extensions unless there is a notice of non-renewal. Each of the Change of Control Agreements provides enhanced severance benefits if, within one year following a change of control, such NEO’s employment is terminated by the Company without cause or he resigns from the Company for good reason. In such circumstances, the cash benefit to the NEO will be a lump sum payment equal to two times (i) his then-current base salary and (ii) his target annual incentive compensation in effect during the fiscal year in which the termination occurs (or, in the case of Mr. Sharma, the highest annual incentive compensation received by him in any of the three immediately preceding fiscal years).

In addition, the severance benefit for Messrs. Buckhout, Mehrotra, and Walker includes the Company continuing to pay for medical coverage (if COBRA coverage is elected) in the same proportion it did on the date of termination for up to two years following termination. The severance benefit for Mr. Sharma includes the Company continuing to pay for medical coverage (if COBRA coverage is elected) in the same proportion it did on the date of termination for up to one year following termination.

Upon the occurrence of a change of control, irrespective of whether his employment with the Company terminates, each such NEO’s stock options and stock-based awards (including RSUs and PSUs) will immediately vest for grants made prior to the change in control. In some circumstances, immediate vesting will not apply to performance stock options granted in connection with commencing employment. As discussed above, for equity awards on or after change in control, there will not be automatic vesting upon closing of a deal, but instead only accelerated vesting upon certain termination of employment after a change in control.

A “change of control” for purposes of the Change of Control Agreements means any of the following: (i) acquisition of 25% or more of the voting power or economic value of the Company’s then outstanding securities; (ii) failure of incumbent directors (including any director nominated for election by a vote of at least a majority of the incumbent directors other than in connection with a proxy contest) to constitute at least a majority of the Board; (iii) stockholder approval of (A) consolidation or merger of the Company that results in stockholders owning less than 50% voting shares of the consolidated or merge entity (or its ultimate parent corporation, if any), (B) any sale or similar transaction of substantially all of the assets of the Company, or (C) entry of the Company into a plan of liquidation.

As noted above, the NEO’s would not be entitled to benefits under the Severance Agreements in connection with any termination from the Company with respect to which benefits under the Change of Control Agreements would be payable. Each of the NEOs listed above also has agreed to comply with non-competition and non-solicitation provisions lasting for the term of employment and one year following termination as consideration for the change of control benefits.

The following tables list the estimated amounts that Messrs. Buckhout, Mehrotra, Walker, and Sharma would have become entitled to in the event of a termination from the Company or change of control of the Company had such termination or change of control occurred on December 31, 2018. Assumptions used in preparing these estimates are set forth in the footnotes to each table. These tables do not include amounts that are otherwise earned and vested prior to a termination of employment or a change in control, such as vested stock options or nonqualified deferred compensation, amounts payable under disability or life insurance coverages or the annual incentive bonus which was actually earned for 2018.

Scott Buckhout

Severance and Other Benefits

	Involuntary Without Cause or Voluntary Resignation With Good Reason Within One Year Following Change of Control		Involuntary Other Than For Cause or Voluntary Resignation With Good Reason at Any Other Time		Involuntary For Cause or Voluntary Resignation Without Good Reason	Change of Control (Irrespective of Whether Termination or Resignation Occurs)		Death or Disability (8)
	12/31/2018		12/31/2018		12/31/2018	12/31/2018		12/31/2018

Cash Severance	$3,129,000	(1)	$1,564,500	(4)
Health Benefits	$60,985	(2)	$45,739	(5)
Long-Term Incentives
Gain on accelerated stock options	—		—		—	—	(6)	—	(6)
Value of accelerated restricted stock units	—		—		—	$1,808,285	(7)	$1,808,285	(7)
Total Long-Term Incentives	$—		$—		$—	$1,808,285		$1,808,285
TOTAL Value:	$3,189,985	(3)	$1,610,239		$—	$1,808,285		$1,808,285

(1)         This amount reflects payment to Mr. Buckhout that would equal two times his (i) then-current base salary and (ii) then- effective target annual incentive compensation.

(2)         This amount reflects payments to Mr. Buckhout that would equal the cost of the health insurance premiums necessary to allow Mr. Buckhout and any covered spouse and dependents to continue to receive health insurance coverage substantially similar to the coverage they received prior to the date of termination for a period of two years following the date of termination.

(3)         These amounts do not reflect a 20% excise tax under Section 4999 of the Internal Revenue Code that may apply depending upon the facts and circumstances in the event of a change of control. This estimate also does not reflect that payments are subject to being reduced in certain circumstances to avoid this tax.

(4)         This amount reflects payment to Mr. Buckhout that would equal his (i) then-current base salary and (ii) his then-effective target annual incentive compensation.

(5)         This amount reflects payments to Mr. Buckhout that would equal the cost of the health insurance premiums necessary to allow Mr. Buckhout and any covered spouse and dependents to continue to receive health insurance coverage substantially similar to the coverage they received prior to the date of termination for a period of 18 months following the date of termination.

(6)         This amount reflects the incremental value to which Mr. Buckhout would be entitled due to the immediate vesting of all unvested stock options, subject to accelerated vesting on change of control, using the closing stock price of $21.30 on December 31, 2018.

(7)         This amount reflects the total value to which Mr. Buckhout would be entitled due to the immediate vesting of all unvested RSUs including PSUs at Target and MSP RSUs using the closing stock price of $21.30 on December 31, 2018. The amount attributable to MSP RSU vesting includes the prior incentive bonus that was earned and used to purchase MSP RSUs.

(8)         “Disability” for this purpose means qualifying for receipt of long-term disability benefits under the Company’s long-term disability plan as in effect from time to time.

Sumit Mehrotra

Severance and Other Benefits

	Involuntary Without Cause or Voluntary Resignation With Good Reason Within One Year Following Change of Control		Involuntary Other Than For Cause or Voluntary Resignation With Good Reason at Any Other Time		Involuntary For Cause or Voluntary Resignation Without Good Reason	Change of Control (Irrespective of Whether Termination or Resignation Occurs)		Death or Disability (8)
	12/31/2018		12/31/2018		12/31/2018	12/31/2018		12/31/2018

Cash Severance	$1,054,000	(1)	$507,290	(4)
Health Benefits	$60,985	(2)	$30,492	(5)
Long-Term Incentives
Gain on accelerated stock options	—		—		—	—	(6)	—	(6)
Value of accelerated restricted stock units	—		—		—	$212,808	(7)	$212,808	(7)
Total Long-Term Incentives	$—		$—		$—	$212,808		$212,808
TOTAL Value:	$1,114,985	(3)	$537,782		$—	$212,808		$212,808

(1)         This amount reflects payment to Mr. Mehrotra that would equal two times his (i) then-current base salary and (ii) then-effective target annual incentive compensation.

(2)         This amount reflects payments to Mr. Mehrotra that would equal the cost of the health insurance premiums necessary to allow Mr. Mehrotra and any covered spouse and dependents to continue to receive health insurance coverage substantially similar to the coverage they received prior to the date of termination for a period of two years following the date of termination.

(3)         These amounts do not reflect a 20% excise tax under Section 4999 of the Internal Revenue Code that may apply depending upon the facts and circumstances in the event of a change of control. This estimate also does not reflect that payments are subject to being reduced in certain circumstances to avoid this tax.

(4)         This amount reflects payment to Mr. Mehrotra that would equal his (i) then-current base salary and (ii) then-effective target annual incentive compensation, to the extent that performance goals were met, prorated based on the date of resignation or termination (no proration in this example since the assumed date of termination is December 31, 2018).

(5) This amount reflects payments to Mr. Mehrotra that would equal the cost of the health insurance premiums necessary to allow Mr. Mehrotra and any covered spouse and dependents to continue to receive health insurance coverage substantially similar to the coverage they received prior to the date of termination for a period of one year following the date of termination.

(6)         This amount reflects the incremental value to which Mr. Mehrotra would be entitled due to the immediate vesting of all unvested stock options using the closing stock price of $21.30 on December 31, 2018.

(7)         This amount reflects the total value to which Mr. Mehrotra would be entitled due to the immediate vesting of all unvested RSUs including Time RSUs and MSP RSUs using the closing stock price of $21.30 on December 31, 2018. The amount attributable to MSP RSU vesting includes the prior incentive bonus that was earned and used to purchase MSP RSUs.

(8)         “Disability” for this purpose means qualifying for receipt of long-term disability benefits under the Company’s long-term disability plan as in effect from time to time.

Arjun Sharma

Severance and Other Benefits

	Involuntary Without Cause or Voluntary Resignation With Good Reason Within One Year Following Change of Control		Involuntary Other Than For Cause or Voluntary Resignation With Good Reason at Any Other Time		Involuntary For Cause or Voluntary Resignation Without Good Reason	Change of Control (Irrespective of Whether Termination or Resignation Occurs)		Death or Disability (8)
	12/31/2018		12/31/2018		12/31/2018	12/31/2018		12/31/2018
Cash Severance	$878,796	(1)	$427,102	(4)
Health Benefits	$10,074	(2)	$10,074	(5)
Long-Term Incentives
Gain on accelerated stock options	—		—		—	—	(6)	—	(6)
Value of accelerated restricted stock units	—		—		—	$328,595	(7)	$328,595	(7)
Total Long-Term Incentives	$—		$—		$—	$328,595		$328,595
TOTAL Value:	$888,870	(3)	$437,176		$—	$328,595		$328,595

(1)    This amount reflects payment to Mr. Sharma that would equal two times his (i) then-current base salary and (ii) the highest short-term incentive amount he received in any of the immediately preceding three years (excluding the incentive award of $50,000 that he received in recognition of extraordinary contributions associated with the Fluid Handling acquisition in 2017).

(2)    This amount reflects payments to Mr. Sharma that would equal the cost of the health insurance premiums necessary to allow Mr. Sharma and any covered spouse and dependents to continue to receive health insurance coverage substantially similar to the coverage they received prior to the date of termination for a period of one year following the date of termination.

(3)    These amounts do not reflect a 20% excise tax under Section 4999 of the Internal Revenue Code that may apply depending upon the facts and circumstances in the event of a change of control. This estimate also does not reflect that payments are subject to being reduced in certain circumstances to avoid this tax.

(4)    This amount reflects payment to Mr. Sharma that would equal his (i) then-current base salary and (ii) then-effective target annual incentive compensation, to the extent that performance goals were met, prorated based on the date of resignation or termination (no proration in this example since the assumed date of termination is December 31, 2018).

(5)    This amount reflects payments to Mr. Sharma that would equal the cost of the health insurance premiums necessary to allow Mr. Sharma and any covered spouse and dependents to continue to receive health insurance coverage substantially similar to the coverage they received prior to the date of termination for a period of one year following the date of termination.

(6)    This amount reflects the incremental value to which Mr. Sharma would be entitled due to the immediate vesting of all unvested stock options using the closing stock price of $21.30 on December 31, 2018.

(7)    This amount reflects the total value to which Mr. Sharma would be entitled due to the immediate vesting of all unvested RSUs including Time RSUs, PSUs at Target and MSP RSUs using the closing stock price of $21.30 on December 31, 2018. The amount attributable to MSP RSU vesting includes the prior incentive bonus that was earned and used to purchase MSP RSUs.

(8)    “Disability” for this purpose means qualifying for receipt of long-term disability benefits under the Company’s long-term disability plan as in effect from time to time.

Lane Walker

Severance and Other Benefits

	Involuntary Without Cause or Voluntary Resignation With Good Reason Within One Year Following Change of Control		Involuntary Other Than For Cause or Voluntary Resignation With Good Reason at Any Other Time		Involuntary For Cause or Voluntary Resignation Without Good Reason	Change of Control Without Termination (Irrespective of Whether Termination or Resignation Occurs)		Death or Disability(8)
	12/31/2018		12/31/2018		12/31/2018	12/31/2018		12/31/2018
Cash Severance	$1,312,000	(1)	$505,022	(4)
Health Benefits	$60,985	(2)	$30,492	(5)
Long-Term Incentives
Gain on accelerated stock options	—		—		—	—	(6)	—	(6)
Value of accelerated restricted stock units	—		—		—	$196,429	(7)	$196,429	(7)
Total Long-Term Incentives	$—		$—		$—	$196,429		$196,429
TOTAL Value:	$1,372,985	(3)	$535,514		$—	$196,429		$196,429

(1)    This amount reflects payment to Mr. Walker that would equal two times his (i) then-current base salary and (ii) then-effective target annual incentive compensation.

(2)    This amount reflects payments to Mr. Walker that would equal the cost of the health insurance premiums necessary to allow Mr. Walker and any covered spouse and dependents to continue to receive health insurance coverage substantially similar to the coverage they received prior to the date of termination for a period of two years following the date of termination.

(3)    These amounts do not reflect a 20% excise tax under Section 4999 of the Internal Revenue Code that may apply depending upon the facts and circumstances in the event of a change of control. This estimate also does not reflect that payments are subject to being reduced in certain circumstances to avoid this tax.

(4)    This amount reflects payment to Mr. Walker that would equal his (i) then-current base salary and (ii) then-effective target annual incentive compensation, to the extent that performance goals were met, prorated based on the date of resignation or termination (proration is applied to cover the period between his start date, June 4, 2018, and December 31, 2018). Mr. Walker’s actual bonus earned in 2018 was higher.

(5)    This amount reflects payments to Mr. Walker that would be equal the cost of the health insurance premiums necessary to allow Mr. Walker and any covered spouse and dependents to continue to receive health insurance coverage substantially similar to the coverage they received prior to the date of termination for a period of one year following the date of termination.

(6)    This amount reflects the incremental value to which Mr. Walker would be entitled due to the immediate vesting of all unvested stock options using the closing stock price of $21.30 on December 31, 2018.

(7)    This amount reflects the incremental value to which Mr. Walker would be entitled due to the immediate vesting of all unvested RSUs using the closing stock price of $21.30 on December 31, 2018, less the applicable basis with respect to MSP RSUs. The amount attributable to MSP RSU vesting includes the prior incentive bonus that was earned and used to purchase MSP RSUs.

(8)    “Disability” for this purpose means qualifying for receipt of long-term disability benefits under the Company’s long-term disability plan as in effect from time to time.

CEO PAY RATIO

Under the Dodd-Frank Wall Street Reform and Consumer Protection Act, we are required to disclose the median of the annual total compensation of our employees (excluding our CEO), the annual total compensation of our principal executive officer, Mr. Buckhout, and the ratio of these two amounts.

On December 11, 2017, we acquired the Fluid Handling business, which included an additional 1,993 employees. Given the significant change in our employee population as a result of this acquisition and its likely impact, we have re-identified the median employee for the Fiscal Year 2018. In doing so, we used the same methodologies and assumptions except that we selected December 31st as the date to use for identifying our median employee. We have this date as it corresponds to the end of the fiscal year for which we have readily available information. Last year, we selected December 8, 2017 for this purpose, because it preceded the closing of our acquisition of the Fluid Handling business.

As of December 31, 2018, we employed 4,285 employees globally. As permitted under SEC rules, we elected to exclude all employees located in United Arab Emirates (18 persons), who make up less than 5% of our total workforce, from our calculation. In the remaining geographies, we included all of our full-time employees (but not the CEO), part-time employees, and consultants (other than those whose pay was determined by a third party) in our analysis to identify the median employee.

We identified our median employee by ranking total compensation based on employees’ base pay on December 31, 2018. Base pay is a reasonable alternative measure for us as our incentive and equity plans do not have broad participation across our employee population. Adjustments were made to annualize the compensation for full-time and part-time employees who were not employed for all of 2018. We did not apply any cost-of-living adjustments as part of the calculation.

Using this methodology, our median employee was determined to be a full-time employee. The annual compensation of our median employee was $63,191, calculated in accordance with the rules applicable to the Summary Compensation Table found on page 32 of this Proxy Statement. The annual compensation of our median employee includes company contributions to our 401(k) plan. For 2018, the annual compensation of Mr. Buckhout was $4,487,910. Our estimate of the ratio of Mr. Buckhout’s annual total compensation to the median of the annual total compensation of all other employees is 71-to-1.

The SEC’s rules for identifying the median compensated employee and calculating the pay ratio based on that employee’s annual total compensation allow companies to adopt a variety of methodologies to apply certain exclusions and make reasonable estimates and assumptions that reflect their employee populations and compensation practices. Given the different methodologies that various public companies will use to determine their estimates of pay ratio, including different methodologies, exclusions, estimates and assumptions allowed under SEC rules, and different employment and compensation practices among companies, the ratio reported above should not be used as a basis for comparison between CIRCOR and other companies.

DIRECTOR COMPENSATION

The form and amount of director compensation is reviewed periodically by the Nominating and Corporate Governance Committee, most recently in December 2018. The Nominating and Corporate Governance Committee reviews our data from our peer group companies, which are outlined in the Compensation Discussion and Analysis section of this document, as prepared by Pearl Meyer and broad survey data concerning director compensation practices, levels, and trends for companies comparable to the Company in revenue, business, and complexity. It also considers the significant amount of time that our non-employee directors spend in fulfilling their duties to the Company as well as the required level of skill to serve on our Board. The Nominating and Corporate Governance Committee recommends changes, if any, to the Board for action. Employee directors do not receive separate compensation for service as directors.

The Company uses a combination of cash and stock-based incentive compensation to attract and retain qualified candidates to serve as non-employee directors on the Board. For 2018, our non-employee directors received cash compensation as follows, on an annual basis, unless otherwise noted:

Annual Retainer (Board Member)	$60,000
Annual Retainer (Chairman of the Board)	$135,000
Chairman Fee (Audit Committee)	$20,000
Chairman Fee (Compensation Committee)	$15,000
Chairman Fee (Nominating and Corporate Governance Committee)	$10,000
Committee Membership Fee (per committee)	$5,000

In 2018, the Nominating and Corporate Governance Committee undertook a review of the compensation paid to our non-employee directors. In order to align our director compensation program more closely with the practices of companies of our operating size and industry sector, as represented in a study prepared by Pearl Meyer, the Nominating and Corporate Governance Committee recommended to the Board, and the Board approved, an increase in the annual retainer for non-employee directors from $60,000 to $75,000 and an increase in the annual retainer for the Chairman of the Board from $135,000 to $190,000. These changes to non-employee director cash compensation were made in conjunction with the elimination of the non-employee directors’ participation in the MSP program beginning in 2019.

For 2019, our non-employee directors will receive cash compensation as follows, on an annual basis, unless otherwise noted:

Annual Retainer (Board Member)	$75,000
Annual Retainer (Chairman of the Board)	$190,000
Chairman Fee (Audit Committee)	$20,000
Chairman Fee (Compensation Committee)	$15,000
Chairman Fee (Nominating and Corporate Governance Committee)	$10,000
Committee Membership Fee (per committee)	$5,000

Each of our non-employee directors are also reimbursed for reasonable travel and other expenses incurred in attending meetings.

Annual Equity Grant

Our non-employee directors are also eligible to receive an annual equity incentive grant under our Equity Incentive Plan. In 2018, the targeted value of such grant was $85,000. Currently, the targeted value of such grant is $105,000. On March 5, 2018, each director received a grant of 1,995 RSUs which becomes vested and settles in shares of Common Stock on a one-for-one basis thirteen months from the date of grant, provided the non-employee director is still providing services on the Board. For each director, the number of RSUs was determined by dividing $85,000 by the closing price of our Common Stock on the trading day immediately preceding the award date, rounded up to the nearest whole share.

MSP RSUs

Non-employee directors were allowed to purchase RSUs during 2018 with all or a portion of their annual cash retainer on a pre-tax basis at a 33% discount from the closing price of our Common Stock on the date preceding our annual grant on a basis similar to our NEO’s. MSP RSUs generally are fully vested at the end of three-years, at which time they are converted into shares of our Common Stock unless the non-employee director has previously elected a longer deferral period. If a non-

employee director departs the Board prior to full vesting of the MSP RSUs, such non-employee director will vest in a third of the MSP RSUs if he or she has completed a full year of service after the grant date or in two-thirds of the MSP RSUs if he or she has completed two full years of service after the grant date. MSP RSUs that are not vested as of a non-employee’s resignation from the Board are generally settled with a cash payment to the non-employee director equal to the amount of fees applied to purchase the MSP RSUs (with interest) or, if less, the fair market value of the shares of stock subject to the MSP RSUs. This payment results in forfeiture of the purchase discount as well as any stock price appreciation and accrued dividends on the MSP RSUs. The Board of Directors voted to eliminate the non-employee director MSP program participation beginning in 2019.

Stock Ownership Guidelines

The Company has adopted Stock Ownership Guidelines for non-employee directors to further align their interests with the interests of the stockholders. These guidelines establish an expectation that, within a five-year period, each director shall achieve and maintain an equity interest in the Company at least equal to 5 times such director’s annual retainer fee. In calculating an individual’s equity interest, credit is given for (i) the value of actual shares of Common Stock owned beneficially, (ii) the before-tax value of all vested stock options, and (iii) the before-tax value of all outstanding RSU awards (including those which the individual has received in lieu of other compensation. An annual review is conducted by our Nominating and Corporate Governance Committee to assess compliance with the guidelines. As of February 26, 2019, our directors met their applicable ownership guidelines, or were on track to achieve their ownership guidelines by the applicable target compliance date.

The table below summarizes the compensation paid by the Company to non-employee directors for Fiscal Year 2018.

2018 Director Compensation

	Director and Committee Fees	Stock Awards
Name	($) (1)	($) (2)	Total ($)
David F. Dietz	135,000	151,503	286,503
Tina M. Donikowski	65,000	99,804	164,804
Douglas M. Hayes	80,000	114,581	194,581
Helmuth Ludwig	70,000	114,581	184,581
John (Andy) O’Donnell	80,000	114,581	194,581
Peter M. Wilver	85,000	85,027	170,027

(1)         The amounts shown in this column reflect the fees paid in Fiscal Year 2018 for Board and committee service. All non-employee directors with the exception of Mr. Wilver elected to purchase MSP RSUs with either all or a portion of their annual retainer fee. The number of MSP RSUs purchased by Mr. Dietz was 4,728 with his annual retainer of $135,000. The number of MSP RSUs purchased by Ms. Donikowski was 1,051 with $30,000 of her $60,000 annual retainer. The number of MSP RSUs purchased by Mr. Hayes, Dr. Ludwig, and Mr. O’Donnell was 2,102 each with their annual retainer fee of $60,000. The total number of purchased MSP RSUs set forth in this footnote was determined by dividing the amount of fees elected by the non-employee for participation in the MSP by $28.56 which is 67% of the closing price of our Common Stock on March 2, 2018.

(2)         Reflects the grant date fair value of the annual equity grant made in time-based restricted stock units (Time RSUs) and the grant date fair value of the discount on the MSP RSUs determined in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718. A discussion of the assumptions used in calculating the amounts in this column may be found in Note 11 (“Share-Based Compensation”) to our audited consolidated financial statements for the year ended December 31, 2018 included in our Annual Report on Form 10-K filed with the SEC on March 1, 2019. The grant date fair value of the Time RSUs granted to each of our non-employee directors and the grant date fair value of the discount on the MSP RSUs purchased by each of our non-employee directors on March 5, 2018 were as follows:

Name	Grant Date Fair Value of Time RSUs ($)	Grant Date Fair Value of MSP RSUs ($)	Total ($)
David F. Dietz	85,027	66,476	151,503
Tina M. Donikowski	85,027	14,777	99,804
Douglas M. Hayes	85,027	29,554	114,581
Helmuth Ludwig	85,027	29,554	114,581
John (Andy) O’Donnell	85,027	29,554	114,581
Peter M. Wilver	85,027	—	85,027

All of the outstanding RSUs held by each non-employee director and issued in connection with the MSP as of December 31, 2018 were as follows: Mr. Dietz - 13,214, Ms. Donikowski - 1,051, Mr. Hayes - 5,874, Dr. Ludwig - 5,874, Mr. O’Donnell - 7,602, and Mr. Wilver - 2,770 MSP RSUs. The total number of Time RSUs held by each non-employee director as of December 31, 2018 were as follows: Mr. Dietz - 1,995, Ms. Donikowski - 1,995, Mr. Hayes - 1,995, Mr. Ludwig - 1,995, Mr. O’Donnell - 4,685, and Mr. Wilver - 1,995 Time RSUs. Due to Mr. Hayes’ retirement, his MSP RSUs and Time RSUs were accelerated and are fully vested as of December 31, 2018. There was no additional compensation expense due to this modification as the closing stock price on December 31, 2018 was lower than our stock price at grant date.